Exhibit 23.1


   The Board of Directors
   Remediation Technologies, Inc.:


   We consent to the inclusion herein of our report dated March 1, 1995, with respect to the consolidated balance sheet of Remediation Technologies, Inc. and subsidiary as of December 31, 1994, and the related consolidated statements of earnings, stockholders' equity, and cash flows for the year then ended.




                                        KPMG Peat Marwick LLP




   Boston, Massachusetts
   January 17, 1996











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